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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004

STELMAR SHIPPING LTD.
(Translation of registrant's name into English)

Status Center
2A Areos Street
Vouliagmeni, GR 16671
Athens, Greece
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached as Exhibit 99.1 is the Letter from the Chairman of the Board, Notice of Special Meeting of Shareholders, Proxy Statement and Proxy Card of Stelmar Shipping Ltd. (the "Company"), as the same were first mailed on or about October 15, 2004 to the holders of the Company's common stock.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STELMAR SHIPPING LTD.
(registrant)

Dated: October 15, 2004	By:	/s/ OLGA LAMBRIANIDOU Name: Olga Lambrianidou Title: Corporate Secretary

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FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October 2004 STELMAR SHIPPING LTD. (Translation of registrant's name into English) Status Center 2A Areos Street Vouliagmeni, GR 16671 Athens, Greece (Address of principal executive offices)
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
SIGNATURES